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                      UNITED STATES OF AMERICA

            BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                                 No. 8
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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      THIS IS TO CERTIFY THAT OHIO VALLEY  ELECTRIC  CORPORATION,  in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended December 31, 1999, as summarized in Exhibit A.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                          OHIO VALLEY ELECTRIC CORPORATION


                          By: /s/ John F. Di Lorenzo, Jr.
                                  Assistant Secretary


Dated:  January 5, 2000


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                                    EXHIBIT A

 SHORT TERM      ISSUE      MATURITY           INTEREST     PRINCIPAL                      MATURITY
  DEBT TYPE      DATE         DATE      DAYS    RATE %      BORROWED        INTEREST         VALUE
     BL        09/30/1999   03/28/2000    180  7.10000    $ 5,000,000.00    $177,500.00  $ 5,177,500.00
     BL        10/20/1999   04/17/2000    180  7.20000     10,000,000.00     360,000.00   10,360,000.00
     BL        11/29/1999   01/28/2000     60  6.67000     10,000,000.00     111,166.67   10,111,166.67
     BL        11/29/1999   05/26/2000    179  7.05000     10,000,000.00     350,541.67   10,350,541.67
     BL        12/30/1999   06/27/2000    180  6.70130      5,000,000.00     167,532.50    5,167,532.50


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